SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549

                           ------------------------
                                  FORM 11-K/A
                           ------------------------
                                ANNUAL REPORT

                       PURSUANT TO SECTION 15(d) OF THE
                       SECURITIES EXCHANGE ACT OF 1934

                 FOR THE FISCAL YEAR ENDED DECEMBER 31, 1996
                           ------------------------

              SANTA FE ENERGY RESOURCES SAVINGS INVESTMENT PLAN

                           ------------------------

                       SANTA FE ENERGY RESOURCES, INC.
                             1616 SOUTH VOSS ROAD
                             HOUSTON, TEXAS 77057

                                   1 of 22

              SANTA FE ENERGY RESOURCES SAVINGS INVESTMENT PLAN

                                                                          PAGE

INDEX TO FINANCIAL STATEMENTS AND EXHIBITS

(a) Financial Statements:

    Report of Independent Accountants ..................................     4-5

    Statement of Net Assets Available for Plan Benefits,
      with Fund Information at December 31, 1996 .......................       6

    Statement of Net Assets Available for Plan Benefits,
      with Fund Information at December 31, 1995 .......................       7

    Statement of Changes in Net Assets Available for Plan Benefits,
      with Fund Information For the Year Ended December 31, 1996 .......       8

    Statement of Changes in Net Assets Available for Plan Benefits,
      with Fund Information For the Year Ended December 31, 1995 .......       9

    Notes to Financial Statements ......................................   10-17

(b) Additional Information*:

    Item 27a - Schedule of Assets Held For Investment Purposes at
      December 31, 1996 ................................................      19

    Item 27d - Schedule of Reportable Transactions For
      the Year Ended December 31, 1996 .................................      20


* All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable or the required information is shown in the financial statements or the notes thereto.

(c) Exhibits:

    No. 23 - Consent of Independent Accountants                             22

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, persons who administer the Plan have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

                                               SANTA FE ENERGY RESOURCES
                                                 SAVINGS INVESTMENT PLAN

                                       By:  /s/ MARK A. OLDER
                                            Mark A. Older
                                            Member - Employee Benefits Committee

Date:  June 30, 1997

                        REPORT OF INDEPENDENT ACCOUNTANTS

To the Participants and Employee Benefits Committee of
Santa Fe Energy Resources Savings Investment Plan

In our opinion, the accompanying statements of net assets available for plan benefits, with fund information, and the related statements of changes in net assets available for plan benefits, with fund information, present fairly, in all material respects, the net assets available for plan benefits of the Santa Fe Energy Resources Savings Investment Plan at December 31, 1996 and 1995, and the changes in net assets available for plan benefits for the years then ended, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes at December 31, 1996 and supplemental schedule of reportable transactions for the year ended December 31, 1996 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The Fund Information in the statement of net assets available for plan benefits, with fund information, and the statement of changes in net assets available for plan benefits, with fund information, is presented for purposes of additional analysis rather than to present the statement of net assets available for plan benefits and the statement of changes in net assets

To the Participants and Employee Benefits Committee
Page 2

available for plan benefits of each fund. The supplemental schedules and the Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


Houston, Texas
June 6, 1997

                SANTA FE ENERGY RESOURCES SAVINGS INVESTMENT PLAN
   STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND INFORMATION
                                DECEMBER 31, 1996

                                                     FUND INFORMATION
                              ----------------------------------------------------------------
                                                                                      PUTNAM
                               COMPANY      STABLE         GROWTH        TOTAL         S&P
                                STOCK        VALUE        & INCOME      RETURN        INDEX
                                 FUND         FUND          FUND         FUND          FUND
                              ----------   -----------   ----------   ----------    ----------
        ASSETS
        ------
Investments, at fair value:
  Mutual funds ............   $8,480,736   $10,608,556   $1,869,183   $2,768,940    $5,111,351
  Loans to participants ...         --            --           --           --            --
                              ----------   -----------   ----------   ----------    ----------
       Total investments ..    8,480,736    10,608,556    1,869,183    2,768,940     5,111,351
Receivables:
  Employer contribution ...      542,623          --           --           --            --
                              ----------   -----------   ----------   ----------    ----------
       Total receivables ..      542,623          --           --           --            --
                              ----------   -----------   ----------   ----------    ----------
Net assets available
  for plan benefits .......   $9,023,359   $10,608,556   $1,869,183   $2,768,940    $5,111,351
                              ==========   ===========   ==========   ==========    ==========
                                                FUND INFORMATION
                                 --------------------------------------------------
                                               OVERSEAS         NEW
                                  VOYAGER       GROWTH     OPPORTUNITIES     LOAN
                                    FUND         FUND           FUND         FUND        TOTAL
                                 ----------   ----------     ----------  -----------   -----------
         ASSETS
         ------
Investments, at fair value:
  Mutual funds ............      $3,993,220   $1,366,681     $3,957,474        --      $38,156,141
  Loans to participants ...            --           --             --    $ 1,767,837     1,767,837
                                 ----------   ----------     ----------  -----------   -----------
       Total investments ..       3,993,220    1,366,681      3,957,474    1,767,837    39,923,978
Receivables:
  Employer contribution ...            --           --             --           --         542,623
                                 ----------   ----------     ----------  -----------   -----------
       Total receivables ..            --           --             --           --         542,623
                                 ----------   ----------     ----------  -----------   -----------
Net assets available
  for plan benefits .......      $3,993,220   $1,366,681     $3,957,474  $ 1,767,837   $40,466,601
                                 ==========   ==========     ==========  ===========   ===========

         The accompanying notes are an integral part of this statement.

                SANTA FE ENERGY RESOURCES SAVINGS INVESTMENT PLAN
   STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND INFORMATION
                                DECEMBER 31, 1995

                                                             FUND INFORMATION
                                         -----------------------------------------------------
                                            FIXED           S&P                      GROWTH
                                          INTEREST         INDEX    WELLINGTON       EQUITY
                                             FUND           FUND        FUND          FUND
                                         -----------   ----------   -----------    -----------
         ASSETS
         ------
Investments, at fair value:
  TCB - Short-term investment ........   $   887,481   $   78,795   $    50,775    $    49,809
  Santa Fe Energy Resources, Inc.
    common stock .....................          --           --            --             --
  Mutual funds .......................          --           --       2,006,197      1,619,496
  Commingled trust funds .............     3,215,248    4,567,388          --             --
  Loans to participants ..............          --           --            --             --
                                         -----------   ----------   -----------    -----------
                                           4,102,729    4,646,183     2,056,972      1,669,305
Investments, at contract value:
  Prudential Investment Contract .....     7,330,862         --            --             --
  Travelers Investment Contract ......     3,602,166         --            --             --
                                         -----------   ----------   -----------    -----------
       Total investments .............    15,035,757    4,646,183     2,056,972      1,669,305
Receivables:
  Employer contribution ..............          --         16,223          --             --
  Employee contribution ..............          --           --          11,250         11,067
  Accrued interest and dividends .....       315,341          525           204            190
  Other ..............................          --           --            --             --
                                         -----------   ----------   -----------    -----------
       Total receivables .............       315,341       16,748        11,454         11,257
                                         -----------   ----------   -----------    -----------
       Total assets ..................    15,351,098    4,662,931     2,068,426      1,680,562
Liabilities:
 Miscellaneous payables ..............          --           --         (51,983)       (65,624)
                                         -----------   ----------   -----------    -----------
       Total liabilities .............          --           --         (51,983)       (65,624)
                                         -----------   ----------   -----------    -----------
Net assets available for plan benefits   $15,351,098   $4,662,931   $ 2,016,443    $ 1,614,938
                                         ===========   ==========   ===========    ===========

                                          FUND INFORMATION
                                        ------------------------
                                         COMPANY
                                          STOCK         LOAN
                                           FUND         FUND           TOTAL
                                        ----------   -----------   ------------
         ASSETS
         ------
Investments, at fair value:
  TCB - Short-term investment ........  $  164,978          --     $  1,231,838
  Santa Fe Energy Resources, Inc.
    common stock .....................   6,590,526          --        6,590,526
  Mutual funds .......................        --            --        3,625,693
  Commingled trust funds .............        --            --        7,782,636
  Loans to participants ..............        --     $ 1,428,646      1,428,646
                                        ----------   -----------   ------------
                                         6,755,504     1,428,646     20,659,339
Investments, at contract value:
  Prudential Investment Contract .....        --            --        7,330,862
  Travelers Investment Contract ......        --            --        3,602,166
                                        ----------   -----------   ------------
       Total investments .............   6,755,504     1,428,646     31,592,367
Receivables:
  Employer contribution ..............     461,857          --          478,080
  Employee contribution ..............       6,239          --           28,556
  Accrued interest and dividends .....         683          --          316,943
  Other ..............................      10,551          --           10,551
                                        ----------   -----------   ------------
       Total receivables .............     479,330          --          834,130
                                        ----------   -----------   ------------
       Total assets ..................   7,234,834     1,428,646     32,426,497
Liabilities:
 Miscellaneous payables ..............        --            --         (117,607)
                                        ----------   -----------   ------------
       Total liabilities .............        --            --         (117,607)
                                        ----------   -----------   ------------
Net assets available for plan benefits  $7,234,834   $ 1,428,646   $ 32,308,890
                                        ==========   ===========   ============

              The accompanying notes are an integral part of this statement.

                SANTA FE ENERGY RESOURCES SAVINGS INVESTMENT PLAN
         STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS,
           WITH FUND INFORMATION FOR THE YEAR ENDED DECEMBER 31, 1996

                                                                     FUND INFORMATION
                           -------------------------------------------------------------------------------------------------------
                              FIXED            S&P                        GROWTH        COMPANY          STABLE         GROWTH &
                             INTEREST         INDEX        WELLINGTON     EQUITY         STOCK           VALUE           INCOME
                               FUND            FUND          FUND          FUND           FUND            FUND            FUND
                           ------------    -----------    -----------    -----------    -----------    ------------    -----------
Additions to net assets
  attributed to:-
  Investment income:
   Interest and
     dividends .........   $    249,876    $     8,129    $    75,822    $    72,026    $     1,124    $    275,426    $   143,748
   Net unrealized
     appreciation
     (depreciation)
     in value of
     investments .......           --             --             --             --        2,094,088            --           30,930
   Net realized gain
     (loss) on sale
      of assets ........           --          282,683         67,272        121,004        862,814            --             (938)
  Contributions:
   Employer ............           --             --             --             --        1,631,631            --             --
   Employees ...........        199,811         95,691         64,172         66,914        210,663         392,118        158,196
   Transfers from
     other plans .......           --             --             --             --             --              --             --
   Transfers from
     previous trustee ..           --             --             --             --             --        14,193,812           --
                           ------------    -----------    -----------    -----------    -----------    ------------    -----------
     Total additions ...        449,687        386,503        207,266        259,944      4,800,320      14,861,356        331,936
Deductions to net assets
  attributed to:
  Trustee fees .........        (28,147)          --             --             --             (196)           (171)           (37)
  Loan defaults ........           --             --             --             --             --              --             --
  Net distributions
    to participants ....       (355,425)       (73,796)       (15,394)       (22,541)      (115,135)       (479,646)          (896)
  Interfund transfers ..     (1,229,327)       462,294        436,828        453,147     (2,896,464)     (3,772,983)     1,538,180
  Transfers to
    successor trustee ..    (14,187,886)    (5,437,932)    (2,645,143)    (2,305,488)          --              --             --
                           ------------    -----------    -----------    -----------    -----------    ------------    -----------
     Total deductions ..    (15,800,785)    (5,049,434)    (2,223,709)    (1,874,882)    (3,011,795)     (4,252,800)     1,537,247
Net increase (decrease)     (15,351,098)    (4,662,931)    (2,016,443)    (1,614,938)     1,788,525      10,608,556      1,869,183
Net assets available for
  plan benefits:
  Beginning of period ..     15,351,098      4,662,931      2,016,443      1,614,938      7,234,834               0              0
                           ------------    -----------    -----------    -----------    -----------    ------------    -----------
  End of period ........   $          0    $         0    $         0    $         0    $ 9,023,359    $ 10,608,556    $ 1,869,183
                           ============    ===========    ===========    ===========    ===========    ============    ===========

                                                                     FUND INFORMATION
                           ---------------------------------------------------------------------------------------
                             TOTAL          PUTNAM                       OVERSEAS         NEW
                             RETURN        S&P INDEX       VOYAGER        GROWTH      OPPORTUNITIES       LOAN
                              FUND           FUND           FUND           FUND           FUND            FUND           TOTAL
                           -----------    -----------    -----------    -----------    -----------    ------------    ------------
Additions to net assets
  attributed to:-
  Investment income:
   Interest and
     dividends .........   $    76,147    $       806    $   251,637    $    18,578    $    30,161    $    133,180    $  1,336,660
   Net unrealized
     appreciation
     (depreciation)
     in value of
     investments .......       138,536        667,353       (199,778)        79,004       (333,524)           --         2,476,609
   Net realized gain
     (loss) on sale
      of assets ........        16,446        113,332         38,322          2,494        (35,396)           --         1,468,033
  Contributions:
   Employer ............          --             --             --             --             --              --         1,631,631
   Employees ...........       152,475        157,544        401,590        149,230        511,088            --         2,559,492
   Transfers from
     other plans .......          --             --              --            --             --              --             --
   Transfers from
     previous trustee ..     2,634,461      5,449,274      2,298,902           --             --              --        24,576,449
                           -----------    -----------    -----------    -----------    -----------    ------------    ------------
     Total additions ...     3,018,065      6,388,309      2,790,673        249,306        172,329         133,180      34,048,874
Deductions to net assets
  attributed to:
  Trustee fees .........          (152)          (125)          (173)           (22)          (198)           --           (29,221)
  Loan defaults ........          --             --             --             --             --            (6,758)         (6,758)
  Net distributions
    to participants ....       (28,136)      (140,538)       (36,945)        (6,070)        (4,213)           --        (1,278,735)
  Interfund transfers ..      (220,837)    (1,136,295)     1,239,665      1,123,467      3,789,556         212,769               0
  Transfers to
    successor trustee ..          --             --             --             --             --              --       (24,576,449)
                           -----------    -----------    -----------    -----------    -----------    ------------    ------------
     Total deductions ..      (249,125)    (1,276,958)     1,202,547      1,117,375      3,785,145         206,011     (25,891,163)
Net increase (decrease)      2,768,940      5,111,351      3,993,220      1,366,681      3,957,474         339,191       8,157,711
Net assets available for
  plan benefits:
  Beginning of period ..             0              0              0              0              0       1,428,646      32,308,890
                           -----------    -----------    -----------    -----------    -----------    ------------    ------------
  End of period ........   $ 2,768,940    $ 5,111,351    $ 3,993,220    $ 1,366,681    $ 3,957,474    $  1,767,837    $ 40,466,601
                           ===========    ===========    ===========    ===========    ===========    ============    ============

              The accompanying notes are an integral part of this statement.

                SANTA FE ENERGY RESOURCES SAVINGS INVESTMENT PLAN
         STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS,
           WITH FUND INFORMATION FOR THE YEAR ENDED DECEMBER 31, 1995

                                                                 FUND INFORMATION
                                          ---------------------------------------------------------
                                             FIXED           S&P                          GROWTH
                                            INTEREST         INDEX       WELLINGTON       EQUITY
                                              FUND           FUND           FUND           FUND
                                          ------------    -----------    -----------    -----------
Additions to net assets attributed to:-
  Investment income:
    Interest and dividends ............   $    954,769    $     5,249    $    42,770    $     3,038
    Net unrealized appreciation
      in value of investments .........           --        1,083,976        327,082        239,786
    Net realized gain on sale of assets           --           16,293         11,854            554
  Contributions:
    Employer ..........................           --             --             --             --
    Employees .........................        840,613        324,916        208,153        172,696
    Transfers from other plans ........         66,096        184,139          3,682          4,141
                                          ------------    -----------    -----------    -----------
      Total additions .................      1,861,478      1,614,573        593,541        420,215
                                          ------------    -----------    -----------    -----------
Deductions to net assets attributed to:
  Loan defaults .......................           --             --             --             --
  Net distributions to participants ...     (1,261,221)      (218,487)       (60,230)       (99,766)
  Interfund transfers .................       (806,588)       323,519        191,630        603,521
                                          ------------    -----------    -----------    -----------
      Total deductions ................     (2,067,809)       105,032        131,400        503,755
                                          ------------    -----------    -----------    -----------
Net increase (decrease) ...............       (206,331)     1,719,605        724,941        923,970
Net assets available for plan benefits:
  Beginning of period .................     15,557,429      2,943,326      1,291,502        690,968
                                          ------------    -----------    -----------    -----------
  End of period .......................   $ 15,351,098    $ 4,662,931    $ 2,016,443    $ 1,614,938
                                          ============    ===========    ===========    ===========
                                              FUND INFORMATION
                                          -------------------------
                                           COMPANY
                                            STOCK          LOAN
                                             FUND          FUND           TOTAL
                                          ----------    -----------    ------------
Additions to net assets attributed to:-
  Investment income:
    Interest and dividends ............   $    8,253    $   104,196    $  1,118,275
    Net unrealized appreciation
      in value of investments .........      958,943           --         2,609,787
    Net realized gain on sale of assets      115,972           --           144,673
  Contributions:
    Employer ..........................    1,294,377           --         1,294,377
    Employees .........................      151,741           --         1,698,119
    Transfers from other plans ........       50,619           --           308,677
                                          ----------    -----------    ------------
      Total additions .................    2,579,905        104,196       7,173,908
                                          ----------    -----------    ------------
Deductions to net assets attributed to:
  Loan defaults .......................         --          (89,702)        (89,702)
  Net distributions to participants ...     (406,450)          --        (2,046,154)
  Interfund transfers .................     (331,803)        19,721               0
                                          ----------    -----------    ------------
      Total deductions ................     (738,253)       (69,981)     (2,135,856)
                                          ----------    -----------    ------------
Net increase (decrease) ...............    1,841,652         34,215       5,038,052
Net assets available for plan benefits:
  Beginning of period .................    5,393,182      1,394,431      27,270,838
                                          ----------    -----------    ------------
  End of period .......................   $7,234,834    $ 1,428,646    $ 32,308,890
                                          ==========    ===========    ============

              The accompanying notes are an integral part of this statement.

                    SANTA FE ENERGY RESOURCES SAVINGS INVESTMENT PLAN
                              NOTES TO FINANCIAL STATEMENTS

NOTE 1 - DESCRIPTION OF THE PLAN:

The following description of the Santa Fe Energy Resources Savings Investment Plan (the Plan) is provided for general information purposes only. Participants should refer to the plan document for a more complete description of the Plan's provisions, as the document is controlling at all times.

GENERAL

The Plan is a defined contribution plan which became operative, effective November 1, 1990, with the spin-off of Santa Fe Energy Resources, Inc. (SFER or the Company) from its parent company, Santa Fe Pacific Corporation (SFP). The Company has assumed the duties and responsibilities of administering the Plan.

ADMINISTRATION OF THE PLAN

The Plan is administered by the Employee Benefits Committee appointed by the Board of Directors of the Company and is subject to the provisions of the Employee Retirement Security Act of 1974 (ERISA). Texas Commerce Bank acted as trustee on behalf of the Plan and Hewitt Associates provided recordkeeping services to the Plan for the year ended December 31, 1995 and for the period January 1 to March 31, 1996. Effective April 1, 1996, Putnam Fiduciary Trust Company was appointed trustee and recordkeeper of the Plan, and all plan assets were transferred to the new trustee's custody.

ELIGIBILITY

Substantially all salaried full-time employees of the Company are eligible to participate in the Plan on the first day of the month following their date of hire. Eligible employees may become participants in the Plan by authorizing regular payroll deductions and designating investment allocations for such deductions. At December 31, 1996 there were 544 participants in the Plan.

CONTRIBUTIONS

Participants may elect to contribute from 1% to 12% of their annual base pay. Tax-deferred contributions to the Plan by individual employees were limited to $9,500 and $9,240 in 1996 and 1995, respectively. This limitation is adjusted annually to reflect cost-of-living adjustments. Further, the Internal Revenue Code (the Code) limits the total amount of contributions and forfeitures to the Plan (and all other defined contribution plans of the Company) to the lesser of

25% of total annual compensation or $30,000 per participant. The Plan is also subject to the "top-heavy" rules of the Code and regulations promulgated thereunder. These rules generally provide that for any Plan year in which the Plan is "top-heavy", certain additional restrictions apply to contributions made on behalf of key employees. There were no such restrictions on the Plan due to "top-heavy" provisions during 1996 or 1995.

The Company matches employee contributions for an amount up to 4% of each participant's base salary (the Regular Matching Contribution). In addition, if at the end of each fiscal year the Company's financial performance for such year has met or exceeded certain predetermined criteria, each participant will receive an additional matching contribution (the Performance Matching Contribution) up to 50% of the Regular Matching Contribution. For the years ended December 31, 1996 and 1995, the Company made Performance Matching Contributions of $542,623 and $377,870, respectively. The Performance Matching Contribution amounts for 1996 and 1995 are accrued as a receivable from employer in the statement of net assets available for plan benefits at December 31, 1996 and 1995, respectively. Both the Regular and Performance Matching Contributions are entirely in the form of Company stock and are held in the Company Stock Fund.

A participant who receives a qualifying distribution from a former employer's retirement or savings plan may contribute the distribution to the Plan, provided that such contribution qualifies as a "rollover" contribution in accordance with
Section 402 of the Code or is made by a direct trust-to-trust transfer.

PARTICIPANT ACCOUNTS

Each participant's account is credited with the participant's contribution and an allocation of (a) the Company's contribution, (b) Plan earnings of each fund in which the participant has invested, and (c) forfeitures of terminated participants' nonvested accounts. Allocations are based on participant earnings or account balances, as defined.

VESTING

Participants are 100% vested at all times with respect to their contributions and rollover accounts. Participants' employer contributions accounts vest at a rate of 20% per year for each full year of service and become 100% vested after five full years of service, or in the case of death, total disability, attainment of normal retirement age or in certain other circumstances.

INVESTMENTS

Participants can direct all contributions made on their behalf into one or all of the Plan's investment funds. The Plan's investment options changed effective April 1, 1996 in connection with the appointment of Putnam Fiduciary Trust Company as the Plan's trustee and recordkeeper. Contribution rates may be changed at any time.

For the year ended December 31, 1995 and for the period January 1 to March 31, 1996, the five investment funds of the Plan were as follows:

o FUND 1 - the "Fixed Interest Fund" invested on a fixed income basis, primarily in investment contracts issued by insurance companies and a bank company collective trust fund that invested primarily in money market instruments. Such investments generally provided for a guarantee of the principal amount of the fund and a guaranteed fixed interest rate, which rate was subject to modification from time to time.

o FUND 2 - the "S&P Index Fund" invested in an undivided interest in the Wells Fargo Equity Index Fund managed by Wells Fargo Institutional Trust Company. This bank collective trust fund consisted of investments that attempted to mirror the performance of the Standard & Poors 500 Stock Composite Index.

o FUND 3 - The "Wellington Fund" invested in the Vanguard Wellington Fund which invested in a diversified and balanced mix of bonds and common stocks, with the objectives of principal preservation and achievement of reasonable income and capital appreciation without significant risk. This fund was managed by the Vanguard Group of Investment Companies (Vanguard).

o FUND 4 - The "Growth Equity Fund" invested in the Vanguard World Fund - Growth Portfolio which invested primarily in common stocks with the objective of long-term capital appreciation. This fund was managed by Vanguard.

o FUND 5 - the "Company Stock Fund" invested in the common stock of the Company. Dividends and other distributions or amounts received in respect of Company stock were reinvested in additional shares, and each participant's account was credited with a proportionate number of the incremental shares.

Notwithstanding the foregoing, the trustee could invest a portion of any of the above funds in cash or short-term cash equivalents, subject to liquidity needs.

Effective April 1, 1996 and continuing through December 31, 1996, the eight investment mutual funds of the Plan were as follows:

o FUND 1 - the "Stable Value Fund" invests primarily in a collective investment trust consisting of high-quality annuity investment contracts issued by insurance companies or banks to preserve capital and maintain a consistent yield of current income. As of December 31, 1996, the fund also maintains investments in two previously negotiated guaranteed investment contracts issued by an insurance company that were transferred to the fund from the Plan's previous trustee. For liquidity purposes, a portion of the fund's assets are invested in high-quality money market instruments. The fund is managed by Putnam Investments, Inc.

o FUND 2 - the "Growth and Income Fund" invests primarily in the stock of large, well-established corporations in a variety of industries with an above-average history of dividend payments, with the goal of obtaining long-term capital appreciation while also providing current income. The fund is managed by Putnam Investments, Inc.

o FUND 3 - the "Total Return Fund" invests in a combination of (a) large corporation stocks that are historically strong performers and (b) high-quality fixed income securities, with the objective of achieving a high total return, long-term capital appreciation, and current income. The fund is managed by Invesco Funds Group, Inc.

o FUND 4 - the "Putnam S&P Index Fund" invests in the common stock of the 500 industrial, utility, financial and transportation companies that comprise Standard & Poors 500 Stock Composite Index in an attempt to mirror the performance of such index.

o FUND 5 - the "Voyager Fund" invests primarily in the common stock of smaller, growth-oriented companies and larger, well-established corporations that the fund manager believes offer above-average growth potential. The fund's investment objective is rapid capital appreciation. The fund is managed by Putnam Investments, Inc.

o FUND 6 - the "Overseas Growth Fund" invests in stock of companies located outside of North America that offer above-average growth potential, with an overall objective of long-term capital appreciation. The fund is managed by Putnam Investments, Inc.

o FUND 7 - the "New Opportunities Fund" invests primarily in the common stock of companies within certain emerging industry groups as identified by the fund manager as having above-average potential for growth with an overall objective of achieving long-term capital appreciation. The fund is managed by Putnam Investments, Inc.

o FUND 8 - the "Company Stock Fund" invests in the common stock of the Company. Dividends and other distributions or amounts received in respect of Company stock are reinvested in additional shares, and each participant's account is credited with a proportionate number of the incremental shares.

LOANS

Loans may be made pursuant to the Plan. With respect to Plan loans, the provisions of the Plan (1) provide for the securing of loans by, among other things, the value of the participant's vested account balance, (2) provide a reasonable rate of interest, (3) set forth the maximum loan term, (4) establish any minimum and maximum loan amounts, and (5) provide a fixed repayment schedule. Two loans per employee may be outstanding at one time, and a third loan will not be permitted until one of the prior loans has been paid in full.

During 1996, $960,870 of new loans were issued to participants and $614,921 of principal payments were received from participants. At December 31, 1996, the interest rate charged on loans from the Plan ranged from 6.5% to 12.5% depending upon the length and terms of the loan.

WITHDRAWALS, TRANSFERS AND FORFEITURES

In the event of a participant's death, 100% of the participant's account balance is paid to designated beneficiaries. In the event of termination of employment, participants receive a distribution equal to the vested value of their account as of the valuation date on or following their termination of employment or normal retirement date. As allowed by the Code, the Plan also provides for hardship withdrawals under certain circumstances. Distributions may be made in a lump-sum payment or through monthly instalments for a specified period, or in the case of accounts invested in the Company Stock Fund, may be paid all in stock or part in stock and part in cash.

Forfeitures of unvested employer contributions are applied against future employer contributions. Such forfeitures were $12,880 and $24,988 for the years ended December 31, 1996 and 1995, respectively.

AMENDMENT AND TERMINATION

The Board of Directors of the Company may, at any time, amend, discontinue contributions or terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants become fully vested in their accounts.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

METHOD OF ACCOUNTING

Financial statements of the Plan are prepared on the accrual basis of accounting and include all adjustments necessary to present fairly the financial statements of the Plan in accordance with generally accepted accounting principles.

VALUATION OF INVESTMENTS

Investments in the Fixed Interest Fund are valued at contract or fair market value. Valuation of investments in common stock and shares in registered investment company funds is based upon published quotations for the last business day of the Plan year. The valuation of the investment in the S&P Index Fund is based upon its closing sales price reported for the last business day of the year. Loans are valued at cost which approximates fair market value.

CONTRIBUTIONS

Employee contributions are recorded in the period during which the Company makes payroll deductions from the Plan participants' earnings. Matching Company contributions are recorded in the comparable period.

INCOME RECOGNITION

Investment income for dividends and interest is recorded on the accrual basis, with dividends accrued on the ex-dividend date.

BENEFITS

Benefit claims are accrued when they have been processed and approved for payment by the Plan. Claims processed and approved, but unpaid as of the Plan's fiscal year end, are not shown as liabilities on the statement of net assets available for plan benefits but are reflected as liabilities on the Plan's 5500.

EXPENSES

Plan administrative expenses are borne by the Company, except for loan origination and maintenance fees related to Plan loans which are paid by the participant.

USE OF ESTIMATES

The preparation of the Plan's financial statements in conformity with generally accepted accounting principles requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities and the periods in which certain items of revenue and expense are included. Actual results may differ from such estimates.

NOTE 3 - TAX STATUS OF THE PLAN:

The Internal Revenue Service has issued a favorable letter of determination with respect to the tax status of the Plan dated March 29, 1995. Although the Plan has been subsequently amended, management believes that such amendments do not require an updated determination letter, as the Plan design and operations are in compliance with the applicable requirements of the Internal Revenue Code
(Code). Therefore, the related trust is exempt from federal income tax under Code Section 501(a).

NOTE 4 - NET REALIZED GAIN (LOSS) ON INVESTMENTS:

The net realized gain (loss) on the Plan's fund investments represents sales of fund shares, or SFER and SFP common stock, the proceeds of which have been distributed to participants or transferred to other funds. In accordance with ERISA guidelines, realized gains (losses) are calculated as sales proceeds less current value at the beginning of the year or acquisition cost if acquired during the year. Under certain circumstances, the cost basis of the common stock for tax purposes may differ from the cost basis for financial reporting purposes.

Net realized gains (losses) for the year ended December 31, 1996 were as follows:

                                                                 ERISA
                                              ERISA            REALIZED
                          PROCEEDS            COST            GAIN (LOSS)
                         -----------       -----------        ----------
S&P Index Fund           $10,376,187       $10,093,504         $ 282,683
Wellington Fund            5,650,414         5,583,142            67,272
Growth Equity Fund         5,936,188         5,815,184           121,004
Company Stock Fund         4,108,895         3,246,081           862,814
Total Return Fund          1,344,935         1,328,489            16,446
Growth & Income Fund         109,561           110,499              (938)
Voyager Fund                 839,784           801,462            38,322
New Opportunities Fund       445,448           480,844           (35,396)
Overseas Growth Fund          92,307            89,813             2,494
Putnam S&P Index Fund      2,275,162         2,161,830           113,332
                         ------------      -----------        ----------
                         $31,178,881       $29,710,848         $1,468,033
                         ============      ===========         ==========

Net realized gains for the year ended December 31, 1995 were as follows:

                                                                 ERISA
                                              ERISA            REALIZED
                           PROCEEDS            COST              GAIN
                           ---------         ---------          --------
S&P Index Fund             $ 154,347         $ 138,054          $ 16,293
Wellington Fund              164,519           152,665            11,854
Growth Equity Fund             4,465             3,911               554
Company Stock Fund           924,540           808,568           115,972
                           ---------         ---------          --------
                           $1,247,871        $1,103,198         $144,673
                           ==========        ==========         ========

NOTE 5- DISTRIBUTIONS DUE TO PARTICIPANTS:

Benefit payments requested but not yet paid to participants who have withdrawn from the Plan were as follows at December 31, 1995:

      Fixed Interest Fund                            $127,773
      S&P Index Fund                                   60,177
      Wellington Fund                                   6,133
      Growth Equity Fund                               19,011
      Company Stock Fund                               11,377
                                                     --------
                                                     $224,471
                                                     ========

These amounts are reflected as liabilities in the Plan's 5500. No comparable obligation existed at December 31, 1996.

NOTE 6 - PLAN AMENDMENTS:

Effective April 1, 1996, the Plan was amended to change the available investment fund options as outlined in Note 1 and to provide for daily valuation.

                             ADDITIONAL INFORMATION

                                                                      SCHEDULE 1

                    SANTA FE ENERGY RESOURCES SAVINGS INVESTMENT PLAN
                ITEM 27A - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                    DECEMBER 31, 1996

    (a)                                       (c)                                                     (e)
   PARTY                  (b)             DESCRIPTION                 NUMBER           (d)          CURRENT
IN INTEREST             ISSUER           OF INVESTMENT               OF SHARES        COST           VALUE
-----------
     *      Putnam Investments, Inc.    Company Stock Fund           611,224     $ 2,613,956    $ 8,480,736

            Invesco Funds Group, Inc.   Total Return Fund            113,948       2,613,958      2,768,940
     *      Putnam Investments, Inc.    Growth & Income Fund         103,728       1,839,192      1,869,183
     *      Putnam Investments, Inc.    Voyager Fund                 247,718       4,154,676      3,993,220
     *      Putnam Investments, Inc.    Stable Value Fund         10,608,353      10,608,353     10,608,556
     *      Putnam Investments, Inc.    New Opportunities Fund        97,403       4,326,394      3,957,474
     *      Putnam Investments, Inc.    Overseas Growth Fund          90,930       1,285,183      1,366,681
     *      Putnam Investments, Inc.    S&P Index Fund               300,491       4,330,665      5,111,351
            Participant loans           Range of maturities -
                                          June 30, 1997 through
                                          March 31, 2010                           1,767,837      1,767,837
                                                                                 -----------    -----------
                                                                                 $33,540,214    $39,923,978
                                                                                 ===========    ===========

                                                                      SCHEDULE 2
                SANTA FE ENERGY RESOURCES SAVINGS INVESTMENT PLAN
                 ITEM 27D - SCHEDULE OF REPORTABLE TRANSACTIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1996

                                                                                        (c)                (d)
                                       (b)                         NUMBER OF       PURCHASE PRICE      SELLING PRICE
    (a)                             DESCRIPTION                ----------------   (CURRENT VALUE AT  (CURRENT VALUE AT
   PARTY                             OF ASSETS                 PURCHASES  SALES   TRANSACTION DATE)  TRANSACTION DATE)
   -----                             ---------                 ---------  -----   -----------------  -----------------
Texas Commerce Bank .........   Short-Term Investment Co.-        --       43                --          $ 23,973,067
                                Prime Series                      73       --         $22,741,229                --
Prudential Investments ......   Group Annuity 6607                --        1                --             7,543,831
                                                                   5       --             184,821                --
LaSalle National Trust ......   Income Plus Fund                  --        3                --             3,302,611
                                                                   5       --              87,364                --
Wells Fargo Institutional                                         --        1                --             4,850,071
 Trust Company ..............   S&P Index Fund                     0       --                   0                --
The Vanguard Group ..........   Wellington Fund                   --        1                --             2,379,053
                                                                   1       --             305,583                --
The Vanguard Group ..........   World Fund - United States        --        2                --             2,318,714
                                Growth Portfolio                   1       --             578,214                --
Putnam Investments, Inc. ....   SFER Company Stock Fund           --      105                --             3,955,490
                                                                  38       --           1,308,026                --
Invesco Funds Group, Inc. ...   Total Return Fund                 --       56                --             1,344,935
                                                                  63       --           1,325,718                --
Putnam Investments, Inc. ....   Growth & Income A Fund            --       29                --               109,561
                                                                  72       --           1,948,752                --
Putnam Investments, Inc. ....   Voyager Fund                      --       81                --               839,784
                                                                  80       --           2,698,089                --
Putnam Investments, Inc. ....   Stable Value Fund                 --       84                --             6,214,116
                                                                 111       --           2,860,653                --
Putnam Investments, Inc. ....   New Opportunities Fund            --       78                --               445,448
                                                                  96       --           4,771,841                --
Putnam Investments, Inc. ....   S&P 500 Index Fund                --       80                --             2,275,162
                                                                  58       --           1,189,845                --

                                                     (h)
                                                   CURRENT
                                                   VALUE ON             (i)
    (a)                             (g)          TRANSACTION       NET REALIZED
   PARTY                            COST             DATE           GAIN/(LOSS)
   -----                        -----------       -----------       -----------
Texas Commerce Bank .........   $23,973,067              --         $         0
                                       --         $22,741,229                 0
Prudential Investments ......     7,543,831              --                   0
                                       --             184,821                 0
LaSalle National Trust ......     3,302,611              --                   0
                                       --              87,364                 0
Wells Fargo Institutional         2,971,304              --           1,878,767
 Trust Company ..............          --                   0                 0
The Vanguard Group ..........     2,004,936              --             374,117
                                       --             305,583                 0
The Vanguard Group ..........     1,941,897              --             376,817
                                       --             578,214                 0
Putnam Investments, Inc. ....     3,241,362              --             754,128
                                       --           1,308,026                 0
Invesco Funds Group, Inc. ...     1,328,489              --              16,446
                                       --           1,325,718                 0
Putnam Investments, Inc. ....       110,499              --                (938)
                                       --           1,948,752                 0
Putnam Investments, Inc. ....       801,462              --              38,322
                                       --           2,698,089                 0
Putnam Investments, Inc. ....     6,214,116              --                   0
                                       --           2,860,653                 0
Putnam Investments, Inc. ....       480,844              --             (35,396)
                                       --           4,771,841                 0
Putnam Investments, Inc. ....     2,161,830              --             113,332
                                       --           1,189,845                 0

Columns (e) and (f) have been omitted because they are not applicable.

                                INDEX TO EXHIBITS
EXHIBIT NO.                                                               PAGE

23.  Consent of Independent Accountants                                    22


                                     - 21 -